UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Expires: August 31, 2015
Washington, D.C. 20549	Estimated average burden
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FORM 12b-25
SEC FILE NUMBER
000-33215
NOTIFICATION OF LATE FILING
CUSIP NUMBER
14766Q 107

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Caspian Services, Inc.
Full Name of Registrant
n/a
Former Name if Applicable
2319 Foothill Drive, Suite 160
Address of Principal Executive Office (Street and Number)
Salt Lake City, Utah 84109
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The quarterly report of the registrant on Form 10-Q could not be timely filed because management requires additional time to compile and verify the data required to be included in the report.  The report will be filed within five calendar days of the date the original report was due.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alexey Kotov                                                      801             746-3700
(Name)                                                                   (Area Code)                             (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ Yes☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that during the three and six month periods ended March 31, 2015 total revenues will have decreased approximately 42% and 39%, respectively compared to the comparable periods of the prior fiscal year.  This decrease is primarily attributable to lower geophysical services revenues throughout fiscal 2015 and reduced marine base services revenue as a result of the consolidation of MOBY during the 2015 fiscal year, resulting in the elimination of intercompany revenue.   Vessel revenues are expected to be approximately 106% higher during the three months ended March 31, 2015 and nearly flat during the six months ended March 31, 2015, while geophysical service revenues are expected to be approximately 65% lower during the three months ended March 31, 2015, and approximately 71% lower during the six months ended March 31, 2015.  Marine base revenue is expected to be approximately 48% and 36% lower, respectively, in the three and six month periods ended March 31, 2015.

The Company believes that total costs and operating expenses will have decreased approximately 17% and 18%, respectively, during the three and six month periods ended March 31, 2015.  The Company anticipates losses from operations of approximately $3.5 million and $4.1 million during the three and six month periods ended March 31, 2015 compared to losses from operations of $2.8 million and $1.3 million, respectively, during the three and six month periods ended March 31, 2014.

The Company expects to realize decreases in net other expenses of approximately 63% and 48%, respectively during the three and six month periods ended March 31, 2015.  This reduction in net other expense is largely the result of significant foreign currency transaction losses resulting from the devaluation of the Kazakh Tenge during February 2014.

As a result of the foregoing factors, during the three and six months ended March 31, 2015 the Company anticipates realizing net losses attributable to Caspian Services of approximately $6.0 million and $8.3 million, respectively, compared to $9.1 million and $9.8 million, respectively during the same periods of fiscal 2014.

Due to significant foreign currency translation adjustments resulting from the 20% devaluation of the Kazakh Tenge during February 2014, during the three and six month periods ended March 31, 2015 we expect comprehensive loss attributable to the Company during the three and six month periods to be approximately 50% and 36% lower, respectively compared to the same periods of the prior fiscal year.

Caspian Services, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2015	By	/s/ Indira Kaliyeva
Indira Kaliyeva
Chief Financial Officer